CUSIP No. N62509 109

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

NewAmsterdam Pharma Company N.V.

(Name of Issuer)

Ordinary Shares, Nominal value €0.12 per share

(Title of Class of Securities)

N62509 109

(CUSIP Number)

Forbion Capital Partners

Gooimeer 2-35

1411 DC Naarden

The Netherlands

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Capital Fund IV Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,635,391
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,635,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,635,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering (as defined below), as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion IV Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 6,635,391
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 6,635,391

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,635,391
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.1% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering, as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund I Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,543,897
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,543,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,897
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering, as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 4,543,897
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 4,543,897

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,543,897
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.6% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering, as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON ForGrowth NAP B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 11,831,461
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 11,831,461

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 11,831,461
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.5% (1)
14	TYPE OF REPORTING PERSON OO

(1)

Based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering, as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion Growth Opportunities Fund II Coöperatief U.A.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion II Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Stichting Administratiekantoor NewAmsterdam Pharma
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0% (1)
14	TYPE OF REPORTING PERSON OO

CUSIP No. N62509 109

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Forbion International Management B.V.
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands

7	SOLE VOTING POWER 0
8	SHARED VOTING POWER 0
9	SOLE DISPOSITIVE POWER 0
10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14	TYPE OF REPORTING PERSON OO

CUSIP No. N62509 109

SCHEDULE 13D

Explanatory Statement

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13D originally filed on June 30, 2023 (the “Schedule 13D”) relating to the ordinary shares (the “Ordinary Shares”), nominal value €0.12 per share, of NewAmsterdam Pharma Company N.V., a public limited liability company (naamloze vennotschap) incorporated under the laws of the Netherlands (the “Issuer”). Capitalized terms used herein and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D.

Item 2.	Identity and Background:

Item 2 of the Schedule 13D is hereby amended and restated as follows:

The Schedule 13D is being jointly filed by:

(i) Forbion Capital Fund IV Coöperatief U.A., a Dutch co-operative association (“Forbion IV”);

(ii) Forbion IV Management B.V., a Dutch private company with limited liability (“Forbion IV Management”), the sole director of Forbion IV;

(iii) Forbion Growth Opportunities Fund I Coöperatief U.A., a Dutch co-operative association (“Forbion Growth I”);

(iv) Forbion Growth Management B.V., a Dutch private company with limited liability (“Forbion Growth Management”), the sole director of Forbion Growth I;

(v) ForGrowth NAP B.V., a Dutch private company with limited liability (“ForGrowth”);

(vi) Forbion Capital Fund II Coöperatief U.A., a Dutch co-operative association (“Forbion II”);

(vii) Forbion II Management B.V., a Dutch private company with limited liability (“Forbion II Management”), the sole director of Forbion II;

(viii) Stichting Administratiekantoor NewAmsterdam Pharma, a Dutch foundation (“STAK NAP”); and

(ix) Forbion International Management B.V., a Dutch private company with limited liability (“FIM”), the sole director of STAK NAP.

The foregoing parties are sometimes referred to collectively herein as the “Reporting Persons”.

The Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I and Forbion IV are held through ForGrowth. ForGrowth is a joint investment vehicle wholly owned by Forbion Growth I and Forbion IV.

The Ordinary Shares that may be deemed to be beneficially owned by Forbion IV, Forbion Growth I and ForGrowth are held through NAP PoolCo B.V. (“PoolCo”). PoolCo is a Dutch limited liability company that holds Ordinary Shares on behalf of its shareholders. The governing documents of PoolCo vest voting and investment control over the Ordinary Shares held by PoolCo in PoolCo’s shareholders and, as a result, PoolCo disclaims beneficial ownership of such Ordinary Shares.

STAK NAP is a Dutch foundation that previously held Ordinary Shares on behalf of the holders of depositary receipts issued by STAK NAP. Pursuant to STAK NAP’s governing documents, STAK NAP, through its board, had the power to exercise all rights associated with the Ordinary Shares underlying the depositary receipts. As a result, STAK NAP may have been deemed to have had voting power over such securities. 2,828,380 Ordinary Shares that may have been deemed to have been

CUSIP No. N62509 109

beneficially owned by Forbion II were previously underlying depositary receipts held by PoolCo through STAK NAP. FIM is the sole director of STAK NAP and may have been deemed to have had voting and dispositive power of the Ordinary Shares held by STAK NAP. A majority of the directors of FIM also constitute a majority of the directors of each of Forbion IV Management, Forbion Growth Management and Forbion II Management. As a result of the transactions reported in this Amendment No. 1, STAK NAP and FIM no longer may be deemed to beneficially own any Ordinary Shares.

BioGeneration II Management B.V. (“BGM II”) is an indirect joint venture between the BGM II investment team and the partners of Forbion II Management. BGM II is the director of (1) BioGeneration Ventures II B.V., which, through PoolCo, may have been deemed to have beneficially owned 415,873 Ordinary Shares underlying depositary receipts issued by STAK NAP, (2) BGV II Coöperatief U.A. which, through PoolCo, may have been deemed to have beneficially owned 2,269 Ordinary Shares underlying depositary receipts issued by STAK NAP, and (3) BioGeneration II Co-Invest B.V. which through PoolCo may have been deemed to have beneficially owned 11,958 Ordinary Shares underlying depositary receipts issued by STAK NAP. Each of the Reporting Persons disclaim beneficial ownership of the Ordinary Shares that may have been deemed to have been beneficially owned by BGM II and/or its related entities as described above. As a result of the transactions reported in this Amendment No. 1, BGM II and/or its related entities as described above no longer may be deemed to beneficially own any Ordinary Shares.

The Business address and principal office address of the Reporting Persons is Gooimeer 2-35, 1411 DC Naarden, The Netherlands. The principal business of each of the Reporting Persons is capital investing on behalf of its investors.

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

During the last five years, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration:

Item 3 of the Schedule 13D is hereby amended to include the following:

On June 5, 2023, Forbion IV and Forbion Growth I transferred record ownership of 6,635,391 and 4,543,897 Ordinary Shares, respectively, to PoolCo in exchange for (i) PoolCo issuing equity interests to ForGrowth, and (ii) Forbion IV and Forbion Growth I receiving additional interests in ForGrowth. The transfer of the Ordinary Shares from Forbion IV and Forbion Growth I to PoolCo was effected pursuant to the Issuer’s registration statement on Form F-1, as amended (File No. 333-268888).

On June 9, 2023, PoolCo and STAK NAP sold record ownership of 5,252,392 and 5,326,818 Ordinary Shares, respectively, in an underwritten public offering (the “June 2023 Offering”). Of the 5,252,392 Ordinary Shares sold by PoolCo, 4,983,920 Ordinary Shares were beneficially owned by Forbion Capital Fund II Cooperatief U.A. (“Forbion II”). Of the 5,326,818 Ordinary Shares sold by STAK NAP, 2,828,380 shares were underlying depositary receipts beneficially owned by Forbion II, and 430,100 shares were underlying depositary receipts beneficially owned by entities affiliated with BGM II. The sale of the Ordinary Shares by PoolCo and STAK NAP was effected pursuant to the Issuer’s registration statement on Form F-1, as amended (File No. 333-268888).

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On June 9, 2023, ForGrowth purchased 652,173 Ordinary Shares from the underwriters in the June 2023 Offering at a price of $11.50 per share for a total purchase price of $7,498,551.14. ForGrowth used its own working capital to acquire the foregoing securities.

Item 5.	Interest in Securities of the Issuer:

Item 5 of the Schedule 13D is hereby amended and restated as follows:

The information set forth in Items 2, 3 and 6 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) – (b) (i) Forbion Growth I may be deemed to beneficially own 4,543,897 Ordinary Shares held through ForGrowth, representing approximately 5.6% of the outstanding Ordinary Shares, (ii) Forbion IV may be deemed to beneficially own 6,635,391 Ordinary Shares held through ForGrowth, representing approximately 8.1% of the of the outstanding Ordinary Shares, (iii) ForGrowth may be deemed to beneficially own 11,831,461 Ordinary Shares, including an aggregate of 11,179,288 Ordinary Shares allocable to Forbion Growth I and Forbion IV through ForGrowth’s interest in PoolCo, (iv) Forbion II and Forbion II Management no longer may be deemed to beneficially own any Ordinary Shares, and (v) STAK NAP and FIM no longer may be deemed to beneficially own any Ordinary Shares.

Forbion Growth Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion Growth I, and Forbion IV Management may be deemed to beneficially own the Ordinary Shares that may be deemed to be beneficially owned by Forbion IV.

The percentage of the outstanding Ordinary Shares that may be deemed to be beneficially owned by the Reporting Persons is based on 81,767,812 shares of the Issuer’s Ordinary Shares outstanding upon closing of the June 2023 Offering, as reported by the Issuer in its Form 424(b)(3) prospectus supplement filed with the Securities and Exchange Commission on June 8, 2023.

(c) Except as described in Item 3 above, none of the Reporting Persons has effected any transaction of the Issuer’s Ordinary Shares during the past sixty days.

(d) Except as otherwise described in this Item 5, no one other than the Reporting Persons has the right to receive, or the power to direct the receipt of, dividends from, or the proceeds from the sale of, any of the Ordinary Shares beneficially owned by the Reporting Persons as described in this Item 5.

(e) On June 9, 2023, each of Forbion II, Forbion II Management, STAK NAP and FIM ceased to be the beneficial owner of any Ordinary Shares.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer:

Item 6 of the Schedule 13D is hereby amended to include the following:

In connection with the June 2023 Offering, STAK NAP entered into a lock-up agreement (the “June 2023 Lock-Up Agreement”) with the representatives of the several underwriters of the June 2023 Offering, pursuant to which it agreed, subject to certain exceptions, not to sell or offer to sell any Ordinary Shares or securities convertible into or exercisable or exchangeable for, Ordinary Shares for a period of 90 days after the date of the prospectus relating to the June 2023 Offering without the prior written consent of each of the representatives. Other stockholders of the company, including PoolCo, also entered into similar lockup agreements.

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The foregoing summary of the June 2023 Lock-Up Agreement does not purport to be complete and is qualified in its entirety by reference to the June 2023 Lock-Up Agreement, which is filed as Exhibit 99.6 hereto and incorporated by reference herein.

Item 7.	Material to Be Filed as Exhibits:

Exhibit 99.5	Joint Filing Agreement (filed herewith).

Exhibit 99.6	Form of June 2023 Lock-Up Agreement (filed herewith).

CUSIP No. N62509 109

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

FORBION CAPITAL FUND IV COÖPERATIEF U.A.

By:	Forbion IV Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION IV MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH OPPORTUNITIES FUND I COÖPERATIEF U.A.

By:	Forbion Growth Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION GROWTH MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION CAPITAL FUND II COÖPERATIEF U.A.

By:	Forbion II Management B.V., its director

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

CUSIP No. N62509 109

FORBION II MANAGEMENT B.V.

By:	FCPM III Services B.V., its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

STICHTING ADMINISTRATIEKANTOOR NEWAMSTERDAM PHARMA

By:	Forbion International Management BV, its director

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORBION INTERNATIONAL MANAGEMENT B.V.

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors

FORGROWTHNAP B.V.

By:	/s/ V. van Houten /s/ H.A. Slootweg
Name: V. van Houten and H.A. Slootweg
Title: Directors